Morgan Stanley & Co. LLC
                                 1585 Broadway
                            New York, New York 10036

                                                               December 19, 2016
VIA EDGAR
---------

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn.: Karen Rossotto, Esq.


                  FIRST TRUST SENIOR FLOATING RATE 2022 TARGET TERM FUND REGISTRATION STATEMENT ON FORM N-2
                  FILE NOS. 333-214125; 811-23199

Dear Ms. Rossotto,

      Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as representative of the prospective underwriters of the securities covered by the above-captioned Registration Statement, hereby joins in the request of First Trust Senior Floating Rate 2022 Target Term Fund that the effectiveness of the Registration Statement relating to such securities be accelerated so that the Registration Statement will become effective at 12:00 p.m., Eastern Time, on December 21, 2016, or as soon thereafter as practicable.

                                   Sincerely,

                                   MORGAN STANLEY & CO. LLC

                                   As Representative of the several Underwriters


                                   By:  /s/ Michael Occi
                                      ----------------------------
                                   Name: Michael Occi
                                   Title: Executive Director